___________________________________________________________________

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.  20549
                                _________________________

                                      FORM  T-1

                              STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939 OF
                     A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                     ___________________________________________
                 CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                   A TRUSTEE PURSUANT TO SECTION 305(b)(2)  X
                                                          ______

                        ___________________________________

                               THE CHASE MANHATTAN BANK
                 (Exact name of trustee as specified in its charter)


NEW YORK                                                          13-4994650
(State of incorporation                                     (I.R.S. employer
if not a national bank)                                  identification No.)

270 PARK AVENUE
NEW YORK, NEW YORK                                                     10017
(Address of principal executive offices)                          (Zip Code)

                                 William H. McDavid
                                   General Counsel
                              The Chase Manhattan Bank
                                   270 Park Avenue
                              New York, New York 10017
                                Tel:  (212) 270-2611
             (Name, address and telephone number of agent for service)
                      ____________________________________________

                     PRICE DEVELOPMENT COMPANY, LIMITED PARTNERSHIP
                 (Exact name of obligor as specified in its charter)



MARYLAND                                                          87-0516235
(State or other jurisdiction of                             (I.R.S. employer
incorporation or organization)                           identification No.)

35 CENTURY PARK-WAY
SALT LAKE CITY, UTAH                                                   84115
(Address of principal executive offices)                           (Zip Code)
                            ______________________________

                                     DEBT SECURITIES
                            (TITLE OF INDENTURE SECURITIES)
                            ______________________________

                                          GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a)Name and address of each examining or supervising

            authority to which it is subject.  New York State Banking

            Department, State House, Albany, New York  12110.  Board

            of Governors of the Federal Reserve System, Washington,

            D.C., 20551

            Federal Reserve Bank of New York, District No. 2, 33

            Liberty Street, New York, N.Y. 10045

            Federal Deposit Insurance Corporation, Washington, D.C., 20429.

         (b)Whether it is authorized to exercise corporate trust powers.

            Yes.


Item 2.  Affiliations with the Obligor.

         If the obligor is an affiliate of the trustee, describe each such affiliation.

         None.

Item 16.   List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985, December 2, 1991 and July 10, 1996 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

5.  Not applicable.

6.   The  consent  of the Trustee required by Section 321(b) of  the  Act  (see
Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8.  Not applicable.

9.  Not applicable.

                                                  SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, The Chase Manhattan Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 4th day of February, 1998.

                                              THE CHASE MANHATTAN BANK

                                                By /s/ R. Lorenzen
                                                   _______________________
                                                   R. Lorenzen
                                                   Senior Trust Officer

                                                     - 3 -